File No. 82-1264

RECEIVED

2004 NOV -8 P 3:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

November 5, 2004

04046000

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public the following message.

- Notice Regarding the Repurchase of Shares, on October 5
- Notice Regarding the Repurchase of Shares, on November 4
- Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2004, on November 5

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Sincerely,

3

dlw 11/9

Koki Takahashi
Treasurer
Bridgestone Corporation

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (October 5, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: September 1, 2004 through September 30, 2004
3. Aggregate number of shares purchased: 3,768,000 shares
4. Aggregate purchase amount: 7,973,420,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 32 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 20,855,000 shares
(2) Aggregate acquisition amount: 40,599,202,000 yen

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (November 4, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: October 1, 2004 through October 29, 2004
3. Aggregate number of shares purchased: 3,964,000 shares
4. Aggregate purchase amount: 7,974,045,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 32 million shares

(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 24,819,000 shares

(2) Aggregate acquisition amount: 48,573,247,000 yen

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2004

Tokyo (November 5, 2004)—Bridgestone Corporation ("the Company") today announced its unaudited consolidated business and financial results for January 1 to September 30, 2004, the first three quarters of the present fiscal year (January 1 to December 31, 2004). These results are for the Company and its consolidated subsidiaries, collectively referred to below as "the Companies." The Company had 433 consolidated subsidiaries and 208 equity method affiliates at September 30, 2004.

Here is a summary of those results and of management's projections for the Companies' sales and earnings performance for the full fiscal year. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥111.05, the exchange rate on September 30, the end of the third quarter of the fiscal year.

I. Overall Results

A. Sales and earnings

The Companies posted net income of ¥80.4 billion [$724 million] and diluted net income per share of ¥97.77 [$0.88] for the first three quarters. Underlying those figures were ordinary income of ¥128.7 billion [$1.16 billion] and operating income of ¥138.3 billion [$1.25 billion] on net sales of ¥1,758.8 billion [$15.8 billion]. This is the first year that Bridgestone has disclosed its financial results on a quarterly basis, so comparisons with the same period of the previous year are generally unavailable.

Total assets amounted to ¥2,296.7 billion [$20.7 billion], and shareholders' equity totaled ¥903.5 billion [$8.1 billion]. The equity-to-assets ratio thus amounted to 39.3%. Net assets per share totaled ¥1,118.2 [$10.07].

	January–September 2004
	¥ billion
Net sales	¥1,758.8
Operating income	¥138.3
Ordinary income	¥128.7
Quarterly net income	¥80.4

Generally favorable conditions characterized the business environment for the Companies worldwide in the first three quarters. In Japan, economic recovery gained momentum as export growth supported improvement in corporate earnings and as consumer spending revived. The U.S. economy remained strong as capital spending rose and as the employment picture continued to improve. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China, and other Asian economies also expanded steadily.

The Companies strived to make the most of the favorable business environment. They continued to introduce appealing new products, and they moved aggressively in manufacturing and marketing to address the shift in demand toward larger sizes and high-performance specifications in passenger car tires. The Companies also worked to raise productivity, to improve logistical efficiency and to make the most of their leadership in research and technology.

B. Segment Information

1. By industry segment

Notes:
i. The figures for segment sales include intersegment transactions.
ii. The totals reflect eliminations for intersegment transactions.

In the tire segment, the Companies recorded operating income of ¥109.2 billion [$983 million] on sales of ¥1,398.7 billion [$12.6 billion]. Strong sales supported by surging demand, mainly in markets outside Japan, offset the effect of rising raw materials costs on profitability. Sales and earnings also benefited from successful product introductions and stepped-up marketing efforts worldwide.

In diversified products segment, the Companies recorded operating income of ¥28.4 billion [$256 million] on sales of ¥380.1 billion [$3.4 billion]. Sales were especially strong

in automotive components and, in the United States, in building materials.

		January–September 2004
		¥ billion
Tires	Sales	¥1,398.7
	Operating income	¥109.2
Diversified Products	Sales	¥380.1
	Operating income	¥28.4
Total	Net sales	¥1,758.8
	Operating income	¥138.3

2. By geographic segment

Notes:
i. The figures for segment sales include intersegment transactions.
ii. The totals reflect eliminations for intersegment transactions.

		January–September 2004
		¥ billion
Japan	Sales	¥757.0
	Operating income	¥80.6
The Americas	Sales	¥759.1
	Operating income	¥26.1
Europe	Sales	¥238.7
	Operating income	¥15.6
Other	Sales	¥298.8
	Operating income	¥15.3
Total	Net sales	¥1,758.8
	Operating income	¥138.3

In Japan, the Companies recorded operating income of ¥80.6 billion [$726 million] on sales of ¥757.0 billon [$6.8 billion]. Operating profitability reflected the adverse effects of rising raw materials costs. Unit sales of tires in the domestic market were up over the same period of the previous year in the replacement market and in the original equipment market. Unit exports of tires were down from the same period of the previous year in reflection of restraints on production capacity. The Companies worked to

minimize the effect of those restraints by optimizing inventory management and by raising productivity.

In the Americas, the Companies recorded operating income of ¥26.1 billion [$235 million] on sales of ¥759.1 billion [$6.8 billion]. Unit tire sales in North America were strong in passenger car and light truck tires in the replacement market and in the original equipment market. Unit tire sales of truck and bus tires were up strongly over the same period of the previous year. Sales and earnings in the Americas also benefited from strong performances in diversified operations and in Latin American tire operations. The strong business trends offset the adverse effect of rising raw materials costs on operating profitability.

In Europe, the Companies recorded operating income of ¥15.6 billion [$140 million] on sales of ¥238.7 billion [$2.1 billion]. Unit tire sales in Europe were strong in passenger car and light truck tires in the replacement market and in the original equipment market. Unit tire sales of truck and bus tires were also strong, led by robust sales in the replacement market.

In other regions, the Companies recorded operating income of ¥15.3 billion [$138 million] on sales of ¥298.8 billion [$2.7 billion]. Sales and earnings benefited from vigorous marketing efforts in every principal region.

II. Projections

The projections are the same as the previous figures announced on August 10, 2004.

Below is a summary of management's projections for consolidated sales and earnings in the full year, January to December 2004.

Consolidated

	Projection for January–December 2004
	¥ billion
Net sales	¥2,370.0
Operating income	¥185.0
Ordinary income	¥170.0
Net income	¥104.0

Below is a summary of management's projections for parent company sales and earnings in the full year, January to December 2004.

Parent Company

	Projection for January–December 2004
	¥ billion
Net sales	¥785.0
Operating income	¥101.0
Ordinary income	¥115.0
Net income	¥78.0

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2004 3Q (As of 30 September 2004)		FY2003 (As of 31 December 2003)		Increase (Decrease)
	Yen in million	%	Yen in million	%	Yen in million
Assets					
Current Assets:					
Cash	257,808		279,366		(21,558)
Notes and accounts receivable - trade	447,111		417,728		29,383
Inventories	380,697		349,555		31,142
Other	114,185		117,912		(3,727)
Total Current Assets	1,199,803	52.2	1,164,563	52.4	35,240
Fixed Assets:					
Tangible assets	713,063		664,144		48,919
Other	383,920		391,904		(7,984)
Net Fixed Assets	1,096,984	47.8	1,056,049	47.6	40,935
Total	2,296,787	100.0	2,220,612	100.0	76,175
Liabilities					
Current Liabilities:					
Notes and accounts payable - trade	159,829		151,837		7,992
Short-term borrowings	178,854		76,960		101,894
Accrued expenses	169,593		143,811		25,782
Other	190,815		194,032		(3,217)
Total Current Liabilities	699,092	30.5	566,642	25.5	132,450
Long-term Liabilities:					
Straight bonds	133,044		130,000		3,044
Long-term borrowings	188,001		269,350		(81,349)
Accrued pension and liability for retirement benefits	275,308		269,538		5,770
Other	65,318		60,555		4,763
Total Long-term Liabilities	661,673	28.8	729,444	32.9	(67,771)
Total Liabilities	1,360,765	59.3	1,296,086	58.4	64,679
Minority Interests	32,425	1.4	36,539	1.6	(4,114)
Shareholders' Equity:					
Common stock	126,354	5.5	126,354	5.7	-
Capital Surplus	122,078	5.3	122,079	5.5	(1)
Retained earnings	806,751	35.1	740,187	33.3	66,564
Net unrealized gains on securities	82,252	3.6	84,496	3.8	(2,244)
Foreign currency translation adjustments	(142,969)	(6.2)	(151,475)	(6.8)	8,506
Treasury stock, at cost	(90,871)	(4.0)	(33,654)	(1.5)	(57,217)
Total Shareholders' Equity	903,596	39.3	887,986	40.0	15,610
Total	2,296,787	100.0	2,220,612	100.0	76,175

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2004 3Q (Nine months ended 30 September 2004)		FY2003 (Year ended 31 December 2003)	
	Yen in million	%	Yen in million	%
Net Sales	1,758,852	100.0	2,303,917	100.0
Cost of Sales	1,121,531	63.8	1,441,638	62.6
Gross profit	637,321	36.2	862,278	37.4
Selling, General and Administrative Expenses	499,017	28.3	678,984	29.4
Operating income	138,304	7.9	183,293	8.0
Non-operating Income:	12,873	0.7	22,776	1.0
Interest income	2,143		4,340	
Dividend income	1,221		1,015	
Other	9,508		17,420	
Non-operating Expenses:	22,400	1.3	38,773	1.7
Interest expense	8,142		11,962	
Foreign currency exchange loss	1,202		4,403	
Other	13,055		22,408	
Ordinary income	128,777	7.3	167,296	7.3
Extraordinary Income:	1,935	0.1	4,339	0.2
Gain on insurance claims	-		4,339	
Gain on sales of assets	1,935		-	
Extraordinary Loss:	3,271	0.2	9,600	0.5
Impairment losses on assets	-		5,767	
Loss on fire incident	-		3,833	
Loss on voluntary tire replacement (*)	3,271		-	
Income before income taxes and minority interests	127,441	7.2	162,035	7.0
Income taxes	43,507	2.4	68,727	2.9
Minority Interests	3,437	0.2	4,588	0.2
Net Income	80,496	4.6	88,719	3.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

(*) Expenses of tire replacement for the voluntary safety campaign by Bridgestone/Firestone North American Tire, LLC announced in February 2004

(The figure includes reasonably estimated amount as of 30 September, 2004.)